# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTI CONSULTING, INC, CIK 0000887936
CUSIP: 302941109
Title of class of securities: Common
Address of issuer's principal executive offices: 555 12TH STREET NW, WASHINGTON, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001821268-24-000293
Filed by CIK 0001528593

## Reporting persons
- Black Creek Investment Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,399,203; sole dispositive power 1,399,203; aggregate amount beneficially owned 1,399,203 (5.1% of the class)

## Item 1. Issuer
Name of issuer: FTI CONSULTING, INC
Address of issuer's principal executive offices: 555 12TH STREET NW, WASHINGTON, DISTRICT OF COLUMBIA, 20004

## Item 2. Person Filing
Name of person filing: Black Creek Investment Management Inc.
Address of principal business office or, if none, residence:
123 Front Street West
Suite 1200
Toronto, ON M5J 2M2
Canada
Citizenship: Toronto, Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1399203
Percent of class: 5.07
Sole power to vote or to direct the vote: 1399203
Sole power to dispose or to direct the disposition: 1399203

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Black Creek Investment Management Inc.: /s/Miriam Lee, Chief Compliance Officer (11/12/2026)